Exhibit 99.4

GDF SUEZ enters Exploration-Production

in Azerbaijan

GDF SUEZ has just acquired a 15% stake in an offshore Exploration-Production license in Azerbaijan. License D-222, 65%-owned by Lukoil Overseas and 20%-owned by the national Azeri company SOCAR, contains the prospect Yalama, which will be drilled by early-2009.

Lukoil and SOCAR signed the exploration, development and production-sharing contract on Block D-222 on 3 July 1997 and the exploration period will continue until late 2011. If the exploration phase is successful, the license operation will enable GDF SUEZ Group to increase its reserves by approximately 35 million barrels of oil equivalent (boe).

Azerbaijan owns large hydrocarbon reserves, estimated at over 11 billion barrels of oil equivalent and more than 1,200 billion cu.m of natural gas, notably thanks to the Shah Deniz field. This country is a large producer and exporter of hydrocarbon country transported to European markets through the BTC pipeline for oil and the SCP pipeline for gas.

Azerbaijan exports natural gas to Turkey since 2007 and should become one of the providers for the European markets.

The acquisition thus perfectly fits the Group’s strategy to strongly increase proven and probable reserves, expected to be increased, in the medium term, from 670 million barrels of oil equivalent to 1,500 million barrels of oil equivalent. To achieve this, the Group will expand the geographic horizon of its exploration-production activities, currently focused on Europe and Africa. GDF SUEZ will indeed soon enter Exploration-Production in Indonesia and the United States, thanks to asset exchanges concluded with ENI during the Distrigaz’s sale.

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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Jean-François Cirelli, Vice-Chairman and President of GDF SUEZ, declared: “GDF SUEZ, which will open a representation office at the same time in Baku, is delighted at this first undertaking in Azerbaijan, a major hydrocarbon-producing country and a significant gas and oil international exporter. It is also the Group’s first opportunity to enter industrial cooperation with the leading private Russian hydrocarbon producer, Lukoil, and with the national company Azerbaijan SOCAR. The acquisition of this stake shows GDF SUEZ’s commitment to being a long-term partner in this country, in particular on Exploration-Production and hydrocarbon export projects.”

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

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